 CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

August 1, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS ENGAGES CHF INVESTOR RELATIONS

Vancouver, B.C. – August 1, 2007 – Mr. Frank A. Lang, President and CEO of Cream Minerals Ltd. (TSX Venture - CMA) (“Cream” or the “Company”) is pleased to announce that, subject to TSX Venture Exchange acceptance, Cream has retained CHF Investor Relations (Cavalcanti Hume Funfer Inc.) of Toronto and Calgary (“CHF”), Canada’s leading IR firm for mineral resources, as the Company’s investor relations counsel.

CHF will provide investor relations and market-making services in accordance with TSX Venture Exchange Policy 3.4 for an initial period of twelve months ending July 31, 2008.  Thereafter, on a month to month basis which may be cancelled by either party with three months’ notice.  CHF will be paid a monthly fee of $7,500 plus allowable disbursements from Cream’s working capital.  Additionally, CHF will receive incentive stock options, subject to Board and regulatory approvals, exercisable over a five-year period from grant for an aggregate 780,000 common shares of the Company at strike prices ranging from $0.75 to $0.95 per share.

Mr. Lang, President and CEO commented, “Cream’s projects in Mexico and Sierra Leone are now at a stage where we will benefit from the broad exposure to investors that CHF can provide us with.  Pursuing a comprehensive IR outreach program with CHF at this time will optimize upcoming opportunities for our Company and our shareholders.”

About CHF Investor Relations

CHF Investor Relations is a proactive, results-driven firm that offers premium IR service to an international portfolio of client companies operating in a broad range of industries including mining exploration and development, mineral producers, internet commerce and technology, high-tech, biotechnology, oil and gas and special situations.  CHF provides comprehensive IR representation to the Canadian audience through their offices in Toronto and Calgary.  For more information, please visit their website at www.chfir.com.

About Cream Minerals Ltd.

Cream Minerals Ltd. is a mineral exploration company with properties in Canada, Mexico, and West Africa.  The Company is working to enhance its value through the acquisition of gold, silver, base metal, and gemstone properties, which may hold economic merit.  Incorporated in 1966, Cream Minerals Ltd. trades on the TSX Venture Exchange under the symbol CMA, on the OTC Bulletin Board under the symbol CRMXF, and on the Frankfurt Exchange under the symbol DFL.

For further information on the Company's projects, visit www.creamminerals.com.

Frank A. Lang, BA, MA, P.Eng.
President and CEO

For further information, please contact:

Investor & Corporate Communications

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

or

Linda Armstrong, Vice President

CHF Investor Relations

Phone: (416) 868-1079, Ext. 229

Email:  Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify
“Cream Minerals Ltd.” in the subject line or contact the Company directly.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward Looking Statements

This press release may contain “forward-looking statements”, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements.  Investors are cautioned that such statements are not guarantees of future performance and results.  Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure documents filed from time to time with the Canadian securities authorities.